Exhibit 99.1
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Sells Legacy ISP Business;
One-Time Gain Expected
HONG KONG, August 28, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today the sale of its legacy cable and corporate Internet service provider (“ISP”) business, consistent with GigaMedia’s focus on the high-margin, high-growth online entertainment sector.
China Network Systems and its affiliates purchased the consumer cable modem and corporate ISP business from GigaMedia for total consideration of as much as $25 million, including approximately $20 million in cash upon closing of the transaction, subject to certain price adjustments, and an additional amount of up to $5 million upon achievement of certain performance benchmarks during the two-year period following the transaction closing.
GigaMedia expects the sale to close shortly, following customary regulatory approvals, and to record a one-time gain of approximately $8 million as a result of the transaction.
“The broadband ISP business was the final legacy of the old GigaMedia, a non-core asset we are happy to dispose of,” stated GigaMedia Limited President Thomas Hui. “This disposal will allow us to allocate management resources and capital to our core entertainment businesses and accelerate growth.”
This disposal of the last remaining ISP business units effectively concludes GigaMedia’s strategic restructuring begun after the arrival of a new management team in 2004.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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